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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 _______________

                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 ______________

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

       If "Yes" is marked, indicate below the file number assigned to the
              registrant in connection with Rule 12g3-2(b): 82-    N/A



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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K




ITEM 5.  OTHER INFORMATION

              On November 14, 2002, the Company issued a press release announcing its Third Quarter 2002 results. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 6.  EXHIBITS

              The following exhibit is filed herewith:

              Exhibit
              Number          Description
              -------         -----------

              99.1 Press release, dated November 14, 2002, announcing Third Quarter 2002 results.






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                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 15, 2002.

                                         Versatel Telecom International N.V.



                                         By:      /s/ MARK R. LAZAR
                                            ------------------------------------
                                                  Mark R. Lazar
                                                  Chief Financial Officer



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                                  EXHIBIT INDEX


Exhibit
Number                     Description
-------                    -----------

99.1 Press release, dated November 14, 2002, announcing Third Quarter 2002 results.



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